

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2025

Brad Hauser
Chief Executive Officer
Autonomix Medical, Inc.
21 Waterway Avenue, Suite 300
The Woodlands, TX 77380

      Re: Autonomix Medical, Inc.
            Registration Statement on Form S-3
            Filed February 28, 2025
            File No. 333-285464

Dear Brad Hauser:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Industrial Applications and Services

cc: Cavas S. Pavri, Esq.